United States securities and exchange commission logo





                             March 11, 2024

       Steve Rubakh
       President Chief Executive Officer
       INTEGRATED VENTURES, INC.
       18385 Route 287
       Tioga, PA 16946

                                                        Re: INTEGRATED
VENTURES, INC.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            Filed September 28,
2023
                                                            File No. 000-55681

       Dear Steve Rubakh:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Item 1. Business, page 4

   1. We note your disclosure throughout the document that you consider cryptocurrencies to be investments similar
to marketable securities where you purchase and hold the
                                                        cryptocurrencies for
sale where you mark your portfolio to market at the end of each quarterly reporting
period and report unrealized gains or losses on the investments. Please tell us the following
related to these investments:
                                                            Where the
investments are classified on the balance sheet in the periods reported;
                                                            Where the
unrealized gains/losses are reported on the income statement in the periods reported; and
                                                            How this disclosure
is consistent with your accounting policy on page 32, where you disclose that you
account for digital currencies as intangible assets under ASC 350.
 Steve Rubakh
FirstName  LastNameSteve Rubakh
INTEGRATED      VENTURES,  INC.
Comapany
March      NameINTEGRATED VENTURES, INC.
       11, 2024
March2 11, 2024 Page 2
Page
FirstName LastName
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 26

2.       We note in the audit opinion   s digital currencies critical audit
matter discussion that the
         audit firm asserts there is a    lack of formal GAAP and PCAOB
guidance in the United
         States    related to digital currencies. Given this statement and the fact that the audited
         financial statements include accounting policies related to digital currencies that management asserts are GAAP compliant, please explain how the auditor was able to issue an unqualified audit opinion and state that the audit was performed in accordance with PCAOB standards.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Digital Currencies, page 32

3. Please provide us a rollforward of Digital Assets for each financial statement period included in your 6/30/22 10-K and 12/31/22 10-Q. Ensure that your response includes a separate rollforward of each digital asset held (i.e. Bitcoin, Dogecoin, Quant), reflects the revenue generated from mining each digital asset, and provides the beginning and ending balance of each digital asset for each period provided.
4. We note the statement in your digital currencies accounting policy footnote that there is limited precedent regarding the classification and measurement of cryptocurrencies under current GAAP. We further note the statement in your revenue recognition accounting policy footnote that there is no specific definitive guidance in GAAP for the accounting for the production and mining of digital currencies. We are unclear how these statements are consistent with management's responsibility to provide financial statements it asserts are compliant with GAAP. In that regard, we observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions. Please revise your filing to remove this disclosure.
Revenue Recognition, page 34

5. Please tell us, and revise your disclosure in future filings to specifically address the following concerning your revenue recognition policy under ASC 606 for mining bitcoin:
             Please revise your disclosure to identify the customer in your bitcoin mining transactions and the arrangement you have with that customer. In that regard, we note your disclosure on page 4 that the company participates in mining activities through mining pools
             Confirm if mining pool in which you participate utilizes the Full Pay Per Share
              (FPPS) payout method;
             If you are using the FPPS payout method, revise your disclosure to indicate how each component of your contract consideration under FPPS is calculated. In this regard, it
 Steve Rubakh
INTEGRATED VENTURES, INC.
March 11, 2024
Page 3
              appears your consideration is comprised of block rewards, transaction fees, and mining pool operating fees;
                Tell us if your mining pool contract is terminable, "at any time by either party without cause and without penalty," and include this specific disclosure in future filings, if true;
                If your mining pool contract can be terminated at any time without penalty, tell us whether you believe the contract is continuously renewed. Refer to examples 1 and 2 of question 7 and question 8 of the FASB Revenue Recognition Implementation
              Guide Q&As. If so, tell us, and revise your disclosure to
discuss:
                o Your consideration as to whether the duration of your contracts is less than 24 hours;
                o  Whether the rate of payment remains the same upon renewal;
and
                o  Whether your customer   s option to renew represents a
material right that
                   represents a separate performance obligation as contemplated in ASC 606-10-
                   55-42;
                Confirm for us whether the company decides when to provide services under the mining pool contracts and if you believe that an enforceable right to compensation begins when, and continues for as long as services are provided. If this is true, please update your disclosure accordingly;
                We note that your performance obligation is, "providing transaction verification services within the digital currency networks." Tell us your consideration for disclosing your performance obligation as, "the service of performing hash computations (i.e. hashrate) to the mining pool," or something similar to more precisely and closely align with the promise in your contracts, and include this specific disclosure in future filings, if true;
                You disclose that you fair value non-cash consideration on the date of receipt. Tell us how this is consistent with the guidance in ASC 606-10-32-21, which requires non-cash consideration to be value at contract inception.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 with any questions.



FirstName LastNameSteve Rubakh                                  Sincerely,
Comapany NameINTEGRATED VENTURES, INC.
                                                                Division of
Corporation Finance
March 11, 2024 Page 3                                           Office of
Crypto Assets
FirstName LastName